
07004379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-A013620-J~~ 8-29393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEITMAN SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 NORTH WACKER DRIVE - SUITE 2500
(No. and Street)

CHICAGO	ILLINOIS	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 EAST WACKER DRIVE	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS MCCARTHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEITMAN SECURITIES LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
SUSAN M. WHELIHAN
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 11/20/2007

Notary Public

Signature THOMAS MCCARTHY

MANAGING DIRECTOR
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEITMAN SECURITIES LLC

Table of Contents



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Member
Heitman Securities LLC:

We have audited the accompanying statement of financial condition of Heitman Securities LLC (a wholly owned subsidiary of Heitman Financial Services LLC) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Heitman Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heitman Securities LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2007

HEITMAN SECURITIES LLC

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	50,311
Due from Heitman Financial Services LLC (Parent)		366,576
Other assets		12,237
Total assets	$	429,124

Member's Equity

Member's equity	$	429,124
Total member's equity	$	429,124

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Statement of Operations

Year ended December 31, 2006

Revenue:		
Placement fee	$	50,000
Gain on investment		5,937
Interest income		417
Total revenue		56,354
Expenses:		
Legal fees		7,105
Audit fees		7,800
Corporate allocation		24,000
Other		1,696
Total expenses		40,601
Net income	$	15,753

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Statement of Changes in Member's Equity

Year ended December 31, 2006

Balance – December 31, 2005	$	413,371
Net income		15,753
Balance – December 31, 2006	$	429,124

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net income	$	15,753
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in due from Heitman Financial Services LLC		21,391
Increase in other assets		(8,937)
Cash flows provided by operating activities		28,207
Net increase in cash and cash equivalents		28,207
Cash and cash equivalents at beginning of year		22,104
Cash and cash equivalents at end of year	$	50,311

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Heitman Securities LLC (the Company) is a wholly owned subsidiary of Heitman Financial Services LLC (HFSL), which is a wholly owned subsidiary of Heitman LLC (HLLC), a limited liability company with two members. The members of HLLC are Old Mutual (HFL) Inc., a wholly owned subsidiary of Old Mutual (US) Holdings Inc., and KE I LLC, a limited liability company consisting of employees of HLLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company earns fees from affiliates for services it provides as a placement agent with respect to marketing limited partnerships and similar vehicles.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, including an investment in a money market account, to be cash equivalents.

(d) Revenue Recognition

Fees from affiliates for services it provides as a placement agent with respect to marketing limited partnerships and similar vehicles are recognized when all obligations for performance in connection with the related transactions have been satisfied by the parties involved.

(2) Income Taxes

The Company is a single member limited liability company. No provision for income taxes is made in the accompanying financial statements since the Company is treated as a disregarded entity for income tax purposes. HFSL, the sole member of the Company, is also a disregarded entity for income tax purposes. Therefore, the members of HLLC, a partnership, would be responsible for recording the Company's income (loss) on their income tax returns.

(3) Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(i). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

(Continued)

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2006, the Company had net capital of $57,656 which was $52,656 in excess of its required capital of $5,000. The Company did not have any indebtedness at December 31, 2006.

(5) Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value due to their short-term nature.

(6) Transactions with Affiliates

(a) Due from Parent

On February 26, 1999, the Company made a non-interest bearing loan to HFSL that is repayable on demand but in no event later than December 31, 2009. The non-interest bearing loan totaled $366,576 as of December 31, 2006 and is reflected as due from Heitman Financial Services LLC (Parent) in the accompanying statement of financial condition.

(b) Corporate Allocation

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain compensation and occupancy costs are incurred in common for the Company by HLLC. Pursuant to an agreement with HLLC, effective January 1, 2003, the Company is allocated a share of these costs, as follows:

Compliance coordinator	$	15,000
Anti Money Laundering (AML) compliance activities		4,000
Maintenance of books, records, annual audit, etc.		5,000
Total annual charges	$	24,000

These costs are considered non-interest bearing loans that are repayable on demand but in no event later than December 31, 2006. The $24,000 of allocated costs for 2006 served to reduce the due from HFSL.

In the opinion of management, the aforementioned corporate allocation is believed to be reasonable; however, the allocated costs are not necessarily indicative of the expenses the Company may have incurred on its own account.

Schedule 1

HEITMAN SECURITIES LLC

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Total member's equity	$	429,124
Less nonallowable assets		369,576
Net capital before haircuts		59,548
Haircuts on exempt securities (cash equivalents)		506
Haircuts on other securities		1,386
Net capital		57,656
Net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	52,656
Aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital		—

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of December 31, 2006.

See accompanying independent auditors' report.

Schedule 2

HEITMAN SECURITIES LLC

Computation for Determination of Reserve Requirements and
Information Related to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying independent auditors' report.



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5

The Member
Heitman Securities LLC:

In planning and performing our audit of the financial statements of Heitman Securities, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in



conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 23, 2007

END